PURCHASE AND SALE CONTRACT

THIS PURCHASE AND SALE CONTRACT (the "Contract") is dated this 29th day of September, 2011 (the "Effective Date") by and among CRI Hotel Income Partners, L.P., a Delaware limited partnership ("Seller") and Girish Patel, Kishor Patel, Pravin Patel, Anantkumar Patel, and Bipin Patel (collectively, "Purchaser"), or their assigns as permitted under Section 25 hereof.

1.   **AGREEMENT TO PURCHASE.** In consideration of the Earnest Money Deposit (as hereinafter defined), the mutual covenants herein set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller, pursuant to the terms and conditions hereinafter set forth, all of Seller's right, title and interest in the following, all to the extent assignable:

> All real property described on Exhibit A attached hereto and personal property currently known and operated as the Clearwater Days Inn located at 3910 Ulmerton Rd., Clearwater, FL 33767, together with all improvements located on the real property, including without limitation, that certain hotel facility located at 3910 Ulmerton Road, Clearwater, Florida commonly known as the Clearwater Days Inn (the "Hotel"), and all furniture, trade assets, fixtures, inventory, supplies, and equipment used in the operation of the hotel business (all of the foregoing, shall hereinafter be collectively referred to as the "Property").

2.   **PURCHASE PRICE.** The purchase price for the Property is Two Million and no/100 Dollars ($2,000,000.00) (the "Purchase Price") payable as follows:

(a)   Purchaser will deposit the sum of Two Hundred Thousand and no/100 Dollars ($200,000.00) (the "Earnest Money Deposit") within two (2) business days from the Effective Date with James M. Wallace (the "Escrow Agent") by wire transfer of immediately available federal funds into the Escrow Agent's account. Unless this Contract is sooner terminated as provided herein, the Earnest Money Deposit shall be paid to Seller and credited against the Purchase Price at Closing (as hereinafter defined). If Purchaser shall fail to deposit the Earnest Money Deposit within the time period provided for above, Seller may at any time prior to the deposit of the Earnest Money Deposit, terminate this Contract, in which case this Contract shall be null and void ab initio and in such event Escrow Agent shall immediately deliver to Seller all copies of this Contract in its possession and thereafter, neither party shall have any further rights or obligations to the other hereunder, except as otherwise set forth in this Contract. After the expiration of the Due Diligence Period, the Earnest Money Deposit shall be wholly non-refundable to Purchaser except in the event of Seller's default hereunder. If the Closing does not occur in accordance with the terms hereof, the Earnest Money Deposit shall be held and delivered as hereinafter provided.

(b)   The Purchase Price less the Earnest Money Deposit shall be paid by Purchaser to

Seller at the time of the Closing by wire transfer of immediately available federal funds.

3. **DUE DILIGENCE PERIOD**. Purchaser acknowledges that it has previously had the opportunity within which to conduct such inspections as the Purchaser deems reasonably necessary and/or conduct an investigation as it deems advisable including: investigation as to franchise requirements, economic feasibility studies, title reports, surveys and any other investigations as Purchaser may elect and that Purchaser hereby waives any further inspection and due diligence rights or contingencies as to the financial, legal and physical status of the Property and agrees to accept the condition of the Property "as is" as further provided below.

4. **CONDITION OR PROPERTY.** Purchaser acknowledges and agrees that Purchaser, in making its decision to purchase the Property, will be relying solely on its own investigation of the Property and not on any information provided or to be provided by Seller, and Seller's representations and warranties set forth in this Contract. Subject to any right of termination granted to Purchaser in this Contract, Purchaser agrees to accept the Property at the Closing and waives all objections or claims against Seller (including, but not limited to, any right or claim of contribution) arising from or related to the Property or to any hazardous substances or hazardous waste on the Property. **Purchaser further acknowledges and agrees that, except as expressly provided in this Contract, and as a material inducement to the execution and delivery of this Contract by Seller, the sale of the Property as provided for herein is made on an "AS IS, WHERE IS" CONDITION AND BASIS "WITH ALL FAULTS."** Purchaser acknowledges, represents and warrants that Purchaser is not in a significantly disparate bargaining position with respect to Seller in connection with the transaction contemplated by this Contract; that Purchaser freely and fairly agreed to this acknowledgment as part of the negotiations for the transaction contemplated by this Contract; that Purchaser is represented by legal counsel in connection with this transaction and Purchaser has conferred with such legal counsel concerning this waiver.

Except as otherwise provided herein, Purchaser acknowledges and agrees that Seller has not made, does not make and specifically negates and disclaims any representations, warranties, promises, covenants, agreements or guaranties of any kind or character whatsoever, whether express or implied, oral or written, past, present or future, of, as to, concerning or with respect to: (a) the value, nature, quality or condition of the Property, including, without limitation, the water, soil and geology; (b) the income to be derived from the Property; (c) the suitability of the Property for any and all activities and uses which Purchaser may conduct thereon; (d) the compliance of or by the Property or its operation with any laws, rules, ordinances or regulations of any applicable governmental authority or body; (e) the habitability, merchantability, marketability, profitability or fitness for a particular purpose of the Property; (f) the manner or quality of the construction or materials, if any, incorporated into the Property; (g) the manner, quality, state of repair or lack of repair of the Property; (h) compliance with any environmental protection, pollution or land use laws, rules, regulations, orders or requirements, including the existence in or on the Property of hazardous substances or waste; or (i) any other matter with respect to the Property.

No person acting on behalf of Seller is authorized to make and, by execution hereof, Purchaser acknowledges that no person has made, any representation, agreement, statement, warranty, guaranty or promise regarding the Property or the transaction contemplated herein that is not set forth in this Contract, and no such representation, warranty, agreement, guaranty, statement or promise, if any, made by any person acting on behalf of Seller shall be valid or binding upon Seller unless expressly set forth herein or in any document delivered by Seller at Closing. Purchaser further acknowledges and agrees that any information provided or to be provided by Seller with respect to the Property was obtained from a variety of sources and that Seller has not made any independent investigation or verification of such information and,except as otherwise expressly set forth herein, makes no representations as to the accuracy, truthfulness or completeness of such information. Seller is not liable or bound in any manner by any verbal or written statement, representation or information pertaining to the Property, or the operation thereof, furnished by any real estate broker, contractor, agent, employee, servant or other person, except as set forth in this Contract or in any document delivered by Seller at Closing.

On and after the Closing Date, Purchaser shall be solely and exclusively responsible for the environmental condition of the Property and Seller shall have no responsibility therefor. Purchaser and its assigns (collectively, "Releasing Persons") hereby release and waive any and all claims, actions or rights of contribution it may have against Seller and their respective officers, partners, directors, members, agents, affiliates and employees, heirs, executors, administrators, successors and assigns (collectively, "Released Persons") for any and all losses, liabilities, damages, claims, fines, penalties, cross-complaints, costs and reasonable attorney's fees, including, without limitation, any injury or death of persons or damage to or loss of property and any clean-up, remediation or monitoring costs asserted by any governmental authority, individual or entity arising out of, relating to or resulting from or in connection with any conditions on the Property whether latent or apparent, including, without limitation, the presence of Hazardous Substances in, on or under the Property or the migration of Hazardous Substances from the Property to, on or under any adjacent property, including any liabilities asserted by any governmental authority, person or entity pursuant to enforcement of Environmental Laws now or hereinafter in existence, but excepting therefrom any matters, conditions, or defects about which Seller had actual knowledge, without any duty to investigate, of prior to the Closing Date. "Environmental Laws" shall mean each and every applicable federal, state, county or municipal statute, ordinance, rule, regulation, order, code, directive or requirement. "Hazardous Substances" shall include, without limitation, any regulated substance, toxic substance, hazardous substance, hazardous waste, pollutant or contaminant defined or referred to in Environmental Laws.

Notwithstanding anything to the contrary in this Contract, on and after the Closing Date, Purchaser shall defend, indemnify and hold harmless Released Persons from and for all losses, liabilities, damages, claims, fines, penalties, cross-complaints, costs and reasonable attorney's fees, including, without limitation, any injury or death of persons or damage to or loss of property, and any clean-up remediation or monitoring costs, which may be asserted against Released Persons by any governmental authority, person or entity arising out of, relating to or resulting from or in connection with any conditions on the Property caused solely by Purchaser and its affiliates and their respective officers, partners, directors, members, agents, affiliates and employees, heirs, executors, administrators, successors and assigns, whether known or unknown, latent or apparent, including without limitation, the presence of any Hazardous Substances in, on or under the

Property introduced solely by Purchaser, or the migration of any Hazardous Substances from the Property to, on or under any adjacent property, including, without limitation, any liabilities under common law asserted by any governmental authority, person or entity pursuant to the Environmental Laws. The foregoing indemnity shall not be limited by the amount of any insurance maintained by or available to Purchaser or Seller. The terms and conditions of Section 4 shall expressly survive Closing hereunder and not merge with the provisions of any of the Closing documents.

Except as expressly stated herein, Seller makes no representation or warranty as to the truth, accuracy or completeness of any materials, data or information delivered by Seller to Purchaser in connection with the transaction contemplated hereby. Purchaser acknowledges and agrees that all materials, data and information delivered by Seller to Purchaser in connection with the transaction contemplated hereby are provided to Purchaser as a convenience only and that any reliance on or use of such materials, data or information by Purchaser shall be at the sole risk of Purchaser, except as otherwise expressly stated herein.

      5.   **CLOSING.** The closing (the "Closing") shall take place at a mutually agreed location designated, on or before November 29, 2011 (the "Closing Date") by written notice to Seller at least seven (7) business days in advance of said date. The Purchaser may extend the Closing until January 16, 2012, upon written notice to the Seller and payment to the Seller in the amount of One Hundred Thousand Dollars ($100,000.00) (the "Additional Deposit") prior to November 29, 2011. The Seller and Purchaser shall be deemed to have bargained for and agreed to the amount of the Additional Deposit as consideration for Seller's extension of the Closing Date of the Contract. The Additional Deposit is non-refundable, and in addition to any other payment or deposit required by the Contract, including the Earnest Money Deposit, and Seller shall retain the Additional Deposit notwithstanding any other provision of the Contract to the contrary; provided, however, the Additional Deposit shall be credited towards the Purchase Price at Closing if the Closing occurs by the Closing Date, as extended as provided herein. If the Additional Deposit has not been posted on or before November 29, 2011, the Seller shall have the right to terminate this Contract and the Earnest Money Deposit shall be delivered to the Seller immediately. Notwithstanding anything to the contrary contained herein, if the Closing has not occurred on or before January 16, 2011, Seller shall have the right to terminate the Contract, whereupon the Earnest Money Deposit and the Additional Deposit shall be disbursed to Seller and neither party shall have any further obligation hereunder except as expressly set forth herein. The Closing shall occur through an escrow with the Title Company, whereby the Seller, Purchaser and their attorneys need not be physically present at the Closing and may deliver documents by overnight air courier or other means.

      (a)   On the Closing Date, the Seller shall execute, where necessary, and deliver to Purchaser the following:

            (1)   A Special Warranty Deed in recordable form conveying the Property to Purchaser in fee simple subject only to the Permitted Exceptions

            (2)   An Owner's Affidavit satisfactory to the Title Company (as hereinafter defined) for the elimination of any standard or printed exceptions in

Purchaser's final title policy, including, without limitation, the exception for unfiled mechanics' liens and parties in possession;

(3)   An affidavit by Seller stating that Seller is not a "foreign person" as defined in the Federal Foreign Investment in Real Property Tax Act of 1980 and the 1984 Tax Reform Act;

(4)   Seller's tax identification number and any other documentation as may be reasonably required by the Title Company or the Purchaser to carry out the terms, covenants, conditions and intent of the Contract;

(5)   Any and all other statements, releases, assignments and/or agreements necessary in order to effectuate the intent of this Contract;

(6)   A closing statement prepared by the Title Company reflecting the Purchase Price and the adjustments and prorations required hereunder and the allocation of income and expenses required hereby (the "Closing Statement");

(7)   Such documents as Purchaser's counsel or the Title Company may reasonably request to evidence Seller's authority to execute and perform under this Contract and to execute and deliver all documents conveying the Property to Purchaser;

(8)   A bill of sale, sufficient to convey to Purchaser all of Seller's right, title and interest, if any, in the inventory, and equipment used in the operation of the Hotel located upon the Property; and

(9)   Any documents required by the Title Company relating to the filing of Florida tax returns and payment of applicable taxes by Seller.

(b)   On the Closing Date, the Purchaser shall execute, where necessary, and deliver to Purchaser the following:

(1)   The Purchase Price payable as set forth in Section 2;

(2)   The Closing Statement;

(3)   Purchaser's tax identification number and any other documentation as may be reasonably required by the Title Company (as hereinafter defined) or the Seller to carry out the terms, covenants, conditions and intent of the Contract;

(4)   Any and all other statements, releases, assignments and/or agreements necessary in order to effectuate the intent of this Contract; and

(5)   Such documents as Seller or the Title Company may reasonably request to evidence Purchaser's authority to execute and perform under this Contract and to execute and deliver all documents conveying the Property to Purchaser.

6.   **FRANCHISE.** Purchaser shall be responsible for any fees and costs in connection with obtaining its franchise application with Days Inn Worldwide, Inc., including any and all costs involved to complete any improvements that are required in connection with Purchaser's franchise application with Days Inn Worldwide, Inc. The Closing is not contingent upon Purchaser obtaining a franchise agreement with Days Inn Worldwide, Inc. on or prior to the Closing Date Seller shall at its sole cost and expense terminate its License Agreement with Days Inn Worldwide, Inc. effective as of the Closing Date and Purchaser shall not be responsible for any fees, costs or damages arising from Seller's termination thereof. Seller hereby agrees that the amounts of all fees owing under its License Agreement shall be determined and paid by Seller before Closing, if possible, or shall be paid thereafter by Seller.

7.   **TAXES.** Ad valorem (real and personal) property taxes shall be adjusted and apportioned as of the Closing Date with Seller paying all real estate and personal property taxes and any installments of special assessments attributable to the Property due and payable to, but not including, the Closing Date. If the exact amount of ad valorem taxes for the year in which the Closing occurs is not known at Closing, the proration of the taxes for the year in which the Closing occurs will be based on the prior year's taxes and shall be conclusive.

8.   **CLOSING COSTS.** At Closing, each party shall pay the legal fees and expenses of its counsel. Seller shall pay only for recording fees and transfer fees associated with recording the Special Warranty Deed. Purchaser shall pay all remaining transfer taxes, filing, recording fees and expenses, title insurance, title examination and other title and escrow fees, and any survey costs.

9.   **REPRESENTATIONS.** Each of the parties represents to the opposite party that (a) it is duly authorized and in good standing under the laws of the State of Florida or its state of formation and/or is authorized to do business in Florida; (b) the execution and delivery of this Contract by the undersigned (including the execution and delivery of any documents at the Closing) have been or will be duly authorized by their respective corporate boards, as applicable, and this Contract is binding and enforceable against the opposite party; and (c) neither the execution of this Contract nor the consummation of the transactions contemplated hereby will(i) result in a breach of or default under any agreement to which either party is a party or by which either party is bound or (ii) violate any law, rule, regulation, restriction, court-ordered agreement to which either party is subject. The representations made in this Contract by the parties shall be continuing and shall be deemed remade by each party as of the Closing Date with the same force and effect as if remade at that time.

The Seller further represents, to the best of its knowledge:

(a) That it has received no written notice of, nor is the Seller aware of, any pending, threatened or contemplated action by any governmental authority or agency having the power of eminent domain, which might result in any part of the Property being taken by condemnation or conveyed in lieu thereof. The Seller shall, promptly upon receiving any such notice or learning of any such contemplated or threatened action, give the Purchaser written notice thereof.

(b) That there is no pending litigation or dispute against the Seller with respect to the Property which if adversely determined could have a material adverse effect on the title to the Property or could materially and adversely affect the business of the Property, including, without limitation, any litigation or dispute involving or concerning the location of the lines and comers of the Property.

(c) That to the best knowledge of Seller, Seller has not received any written notice of any violations of Environmental Laws.

(d) That there is currently, to the best knowledge of Seller, no action or proceeding pending against Seller in regard to any activity upon the Property by any regulatory agency or municipal subdivision.

Purchaser and Seller hereby agree that the truthfulness of each of said representations and warranties and of all other representations and warranties herein made is a condition precedent to the performance by either of its obligations hereunder. Upon the material breach of any of these representations and warranties or upon the material breach by either of any other representation, warranty, condition or provision hereof, either may declare this Contract to be null and void, in which case, if the misrepresentation is on the part of Seller, Earnest Money Deposit and the Additional Deposit, if posted, shall be fully refunded to Purchaser, or if the misrepresentation is on the part of the Purchaser, the Earnest Money Deposit and the Additional Deposit, if posted, shall be delivered to the Seller.

10. TITLE.

(a) Purchaser shall, at its own cost and expense, furnish the Seller with a copy of an owner's commitment to insure title to the Property from Old Republic National Title Insurance Company (the "Title Company"). Purchaser shall have ten (10) days from the date hereof to notify Seller in writing (the "Objection Notice") of any material defect in the condition of title (the "Title Objections"). The Title Objections shall not include and the Purchaser shall not be entitled to object to, any liens, encumbrances or other title exceptions against which the Title Company is willing to provide affirmative insurance and which do not adversely affect the marketability of the Property. Purchaser hereby agrees to purchase title insurance in Purchaser's name pursuant to this Contract, and to accept title to the Property subject to the following, which shall not be considered material defects in the title (collectively referred to as the "Permitted Exceptions"): (1) all standard exclusions and printed exceptions set forth in the American Land Title Association Standard Form of Owner's Policy of Title

Insurance (ALTA 1987 or 1990), including all matters that would be disclosed by a current and accurate survey of the property; (2) liens for taxes not yet due and payable; (3) easements for public utilities affecting the Property; (4) customary restrictive covenants, easements and rights of way affecting the Property; (5) rights of parties in possession; (6) local, state and federal laws, ordinances or governmental regulations, including but not limited to building and zoning laws, ordinances and other governmental regulations; (7) items of record or shown on the survey or matters that would be disclosed by a survey or physical inspection of the Property if Purchaser does not obtain a survey; (8) items not objected to by Purchaser or waived or deemed waived by Purchaser in accordance with this Section 10; and (9) the title matters set forth on Exhibit B attached hereto. Nothing contained herein shall obligated Seller to cure or remove any defect in title objected to by Purchaser. Any title matters not disapproved in writing within said time period shall be deemed waived and approved by Purchaser and shall be deemed Permitted Exceptions. The Seller shall have two (2) days from the Seller's receipt of the Objection Notice to notify the Purchaser which of the Title Objections, if any, will be cured by the Seller prior to or at Closing. In the event that the Seller elects not to cure any of the Title Objections in the Objection Notice, the Purchaser shall have three (3) days from receipt of the Seller's response to notify Seller of Purchaser's determination to (i) proceed to Closing and accept title subject to such Title Objections (which shall then be deemed Permitted Exceptions) or (ii) terminate this Contract and upon such termination, the Earnest Money Deposit shall be returned to Purchaser and the parties shall have no further rights or obligations to the other except as expressly provided herein. If neither party timely terminates this Contract, Purchaser shall be deemed to have waived and approved the Title Objections, and the Title Objections shall be deemed Permitted Exceptions.

(b)   Seller shall have the option, but not the obligation, at Seller's sole cost and expense, to cure or remove any Title Objection (Seller may cure either by direct action or payment or by providing title insurance coverage which insures against the Title Objection) or to pay the Purchaser at Closing (by credit toward the cash portion of the Purchase Price) an amount of money which Seller reasonably estimates to be sufficient to fully discharge the Title Objection. Seller may extend the Closing Date by up to sixty (60) days in order to remove or cure the Title Objection.

11.   SURVEY. Purchaser may, prior to closing, and at its sole cost and expense, cause a new survey of the Property to be made. Purchaser's obligations hereunder are not contingent upon Purchaser's obtaining a survey or Purchaser's being satisfied with the conditions any survey discloses.

12.   OPERATING COVENANTS AND AGREEMENTS.

(a)   Maintain Property. From the Effective Date to the Closing Date or earlier termination of this Contract, Seller shall at its own cost and expense (i) operate, lease and maintain the Property in the same manner as it has been operated and maintained heretofore, free from waste and neglect, reasonable wear and tear excepted, and (ii) perform or cause to be performed all obligations of the Seller under any service contracts affecting the Property, including the License Agreement

(b)   Maintain Insurance. From the Effective Date to the Closing Date or earlier termination of this Contract, Seller shall maintain or cause to be maintained in full force and effect liability, casualty and other insurance upon and with respect to the Property against such hazards and in such amounts as exist on the Effective Date.

(c)   Personal Property. Seller agrees not to transfer or remove any personal property from the Property after the Effective Date except for repair or replacement thereof. Any items of personal property replaced after the Effective Date shall be promptly installed prior to Closing and shall be of substantially similar quality to the item of personal property being replaced.

13.   POSSESSION. Possession of the premises subject to the Permitted Exceptions shall transfer as of the Closing Date.

14.   BROKERAGE. The parties hereby represent to each other that, except for any commission due to K.J Singh of Florida Property Group, whose compensation shall be the sole responsibility of Seller and who shall be paid only upon the Closing of the purchase and sale contemplated hereunder pursuant to a separate agreement, there is no real estate agent, broker, finder or salesperson who would be entitled to a commission on account of this sale. The parties agree to indemnify each other against any claim by any real estate agent, broker, or salesperson for commission where such real estate agent, broker or salesperson claims a commission on this sale through dealings with the indemnifying party. This provision shall survive the Closing.

15.   BREACH OF CONTRACT BY SELLER. In the event the purchase and sale hereunder is not closed by reason of Seller's default of a material provision of this Contract, the parties hereto agree that the Purchaser shall have the right to (a) terminate this Contract by giving written notice to the Seller, in which later event this Contract shall be terminated as of the date of Seller's receipt thereof, and the Earnest Money Deposit shall be paid to Purchaser and neither party shall have any rights or liabilities to the other except as expressly provided herein, or (b) enforce specific performance of this Contract against Seller. Purchaser expressly waives all other rights and remedies at law or in equity.

16.   BREACH OF CONTRACT BY PURCHASER. In the event the purchase and sale hereunder is not closed by reason of Purchaser's default of a material provision of this Contract, including a breach of the obligation to close by the Closing Date, provided that the Seller has not materially defaulted under this Contract, then, upon receipt of written notice from Seller, Escrow Agent shall deliver the Earnest Money Deposit to Seller as full liquidated damages for Purchaser's default hereunder. The parties hereto expressly acknowledge that it is impossible to estimate more precisely the damages to be suffered by Seller upon Purchaser's default, and that the Earnest Money Deposit is intended not as a penalty, but as full liquidated damages. The parties further acknowledge that the amount of the Earnest Money Deposit represents a reasonable pre-estimate by the parties in the amount of the probable loss that Seller might be expected to suffer in the event the sale or purchase of the Property is not closed because of Purchaser's default. Seller's right to receive the Earnest Money Deposit as full liquidated damages is Seller's sole and exclusive remedy in the event of default hereunder by Purchaser, and Seller hereby waives and releases any right to(and hereby covenants that it shall not) sue the Purchaser (a) for specific performance of this Contract or (b) to prove that Seller's actual damages exceed the Earnest Money Deposit, which is hereby provided Seller as full liquidated damages. In the event the Purchaser and sale contemplated in this Contract is not consummated because of Purchaser's default, Purchaser hereby waives and releases any right to (and hereby covenants that it shall not) sue Seller to recover the Earnest Money Deposit or any part thereof, on the grounds that it is unreasonable in amount or that its retention by Seller is a penalty and not agreed upon and reasonable liquidated damages.

17.   **CASUALTY.** Except as herein below provided, all risk of loss with respect to damage to the Property shall be borne by Seller until the Closing Date; thereafter, all risk of loss shall be borne by the Purchaser. In the event that the property is, in the opinion if the Seller, significantly damaged or is destroyed by fire or by other casualty or hazard prior to Closing, Seller shall have the option to restore the Property to its pre-casualty condition, or to cancel this Contract and Purchaser's Earnest Money Deposit shall be returned as a complete and final settlement to Purchaser of all of Seller's obligations hereunder. Should Seller desire to restore the Property to its pre-casualty condition, Seller shall so notify Purchaser and thereafter have 120 days to complete such restoration, with the Closing Date to be postponed accordingly. If this Contract is terminated, the Earnest Deposit shall be returned to Purchaser and thereafter neither Seller nor Purchaser shall have any further rights or obligations to the other hereunder except as expressly set forth herein. If this Contract is not terminated, Seller shall not be obligated to repair any damage or destruction but (x) Seller shall assign, without recourse, and turn over to Purchaser all of the insurance proceeds, net of any costs of repairs and net of reasonable collection costs (or, if such have not been awarded, all of its right, title and interest therein) payable with respect to such fire or other casualty and (y) the parties shall proceed to Closing pursuant to the terms hereof without abatement of the Purchase Price except for a credit in the amount of the applicable insurance deductible.

18.   **CONDEMNATION.** In the event any portion of the Property is condemned or is the subject of a condemnation proceeding by any governmental authority under its power of eminent domain, Purchaser may elect to (a) proceed to purchase the remaining portion of the Property with no adjustment to the Purchase Price, in which event Seller shall assign to Purchaser all of Seller's rights, title and interest in and to any condemnation awards, whether pending or already paid, or (b) terminate this Contract, in which event the Earnest Money Deposit shall be returned to Purchaser and no party shall have any further rights or obligations hereunder except for those which specifically survive the termination of the Contract.

19.   **NOTICES.** All notices under this Contract shall be deemed delivered when personally delivered at the time of personal delivery, or, in the case of notices mailed postage prepaid, certified or registered mail, return receipt requested or by nationally recognized overnight delivery service

with proof of delivery, as of the date of first attempted delivery at the address and in the manner provided herein to the address set forth next to the signature of each party below.

20.   **TIME IS OF THE ESSENCE.** Time is of the essence in this Contract. In computing any period of time pursuant to this Contract, if the day of the act, event or default from which the designated period of time ends is a Saturday, Sunday or a legal holiday, the period shall end on the next day which is not a Saturday, Sunday or a legal holiday

21.   **WAIVER.** No failure or delay on the part of Seller in exercising any right of Seller, nor any action on the part of Seller or any course of dealing or partial performance shall be deemed a waiver of any right of Seller set forth herein or a modification of any terms set forth herein.

22.   **ENTIRE AGREEMENT; AMENDMENT.** This written Contract constitutes the entire and complete agreement between the parties hereto and supersedes any prior oral or written agreements between the parties with respect to the Property. This Contract may not be amended, altered, modified or discharged except by an instrument in writing signed by the Purchaser and Seller.

23.   **HEADINGS.** The paragraphs or section headings herein are for convenience of reference only and shall not be deemed to vary this Contract, or the covenants, agreements, representations and warranties herein set forth, or limit the provisions or scope thereof.

24.   **SEVERABILITY.** The invalidity of any provision of this Contract shall not affect the validity or enforceability of any other provisions set forth herein.

25.   **ASSIGNMENT.** Purchaser may not assign this Contract or Purchaser's rights hereunder without the prior written consent of Seller, which consent may be given or withheld in Seller's sole discretion. No such assignment shall release the Purchaser.

26.   **BINDING EFFECT.** This Contract shall be binding upon and inure to the benefit of the parties hereto, and their respective successors, personal representatives, legal representatives, heirs and assigns.

27.   **GOVERNING LAW.** This Contract and the rights and obligations hereunder and the provisions hereof shall be governed by and construed in accordance with the law of the State of Florida.

28. **ATTORNEYS FEES.** In any legal proceeding arising in connection with this Contract (including without limitation any arbitration and appellate proceedings as well as any bankruptcy, reorganization, liquidation, receivership or similar proceeding) the substantially non-prevailing party agrees to pay to the substantially prevailing party all reasonable costs and expenses, including reasonable attorneys' fees and other legal costs, expended or incurred by the substantially prevailing party in connection therewith (whether incurred before, during, or subsequent to any such action or proceeding).

29. **PRORATIONS AT CLOSING.** The following adjustments shall be made between Seller and Purchaser of as 11:59 p.m. local time at the Property, on the day immediately preceding the Closing Date.

(a)   Purchaser and Seller hereby acknowledge and agree that the amounts of all telephone, electric, sewer, water and other utility bills, trash removal bills, janitorial and maintenance service bills and all other operating expenses relating to the Property and allocable to the period prior to the Closing Date shall be determined and paid by Seller before Closing, if possible, or shall be paid thereafter by Seller or adjusted between Purchaser and Seller immediately after the same have been determined. Seller shall attempt to have all utility meters read as of the Closing Date. Purchaser shall cause all utility services to be placed in Purchaser's name as of the Closing Date. If permitted by the applicable utilities, all utility deposits in Seller's name shall be assigned to Purchaser as of the Closing Date and Seller shall receive a credit therefor at Closing.

(b)   Any amounts previously paid by the Seller to parties under any of service contracts applicable to periods following the Closing Date shall be paid by the Purchaser to the Seller.

(c)   There shall be no proration of Seller's insurance premiums and assignment of Seller's insurance policies. Purchaser shall be obligated to obtain any insurance coverage deemed necessary or appropriate by Purchaser.

(d)   Seller shall receive full reimbursement from Purchaser at Closing for each of the following items:
(1)   prepaid fees or other charges for transferable licenses, advertising expenses, permits, telephone equipment, telephone rental, or other items, if any, to the extent the rights to such prepaid fees or other charges are assigned by Seller to Purchaser at Closing; and
(2)   transferable deposits with companies providing Utilities, if any, to the extent the rights to such transferable deposits are assigned by Seller to Purchaser at Closing.

(e)   Tour agents' and travel agents' commissions with respect to the Hotel.

(f)   Room charges as to the Hotel for the night commencing on the day before the Closing

Date and ending on the morning of the Closing Date shall be split equally between the parties.

(g)   Such items as are customarily provided and adjusted in the sale of a hotel (including, without limitation, promotional items and trade advertising and due bills) shall be apportioned between Seller and Purchaser.

(h)   Seller shall be responsible for payroll of housekeeping due to cleaning those rooms rented by Seller for which they receive monies.

For purposes of calculating prorations, Purchaser shall be deemed to be in title to the Property, and, therefore entitled to the income therefrom and responsible for the expenses thereof for the entire day upon which the Closing occurs. All such prorations shall be made on the basis of the actual number of days of the month which shall have elapsed as of the day of the Closing and based upon the actual number of days in the month and a three hundred sixty five (365) day year. The amount of such prorations shall be initially performed at Closing but shall be subject to adjustment in cash after the Closing as and when complete and accurate information becomes available, if such information is not available at the Closing. Seller and Purchaser agree to cooperate and use their best efforts to make such adjustments no later than sixty (60) days after the Closing (or as soon thereafter as may be practicable). Except as set forth in this Section 29, all items of income and expense which accrue for the period prior to the Closing will be for the account of Seller and all items of income and expense which accrue for the period on and after the Closing will be for the account of Purchaser. The provisions of this Section 29 shall survive the Closing.

30.   ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

(a)   As and when the same are received by Purchaser, Purchaser shall pay Seller the full amount of all accounts receivable outstanding as of the Closing Date owing from any present guests of the Hotel incurred during that guest's present stay, and room charges for all guests of the Hotel for the night of the day before the Closing Date shall be the property of Seller as provided in Section 29(f). Said accounts receivable are hereinafter referred to as the "Included Accounts Receivable." Purchaser is not purchasing any of the receivables of the Hotel, including, without limitation, the Included Accounts Receivable; provided, however, Purchaser shall receive a credit to the Purchase Price in an amount equal to one-half (1/2) of the room charges referred to in Section 29(f) of this Contract. Purchaser and Seller shall cooperate in the collection of such accounts receivable (including, without limitation, the Included Accounts Receivable), and for such purpose, Seller shall be entitled to assign a representative to be at the hotel for a period of ninety (90) days following the Closing to supervise such collections. Purchaser agrees to cause the Hotel's employees to cooperate with Seller's representative in reviewing such accounts receivable, and in answering any inquiries with respect thereto. Purchaser further agrees to promptly remit to Seller any funds received by it in payment of such accounts receivable. With regard to any collection made from any person or entity who is indebted to the Hotel both with respect to accounts receivable accruing prior to the Closing and to the accounts receivable accruing subsequent to the Closing, such collection shall be applied as designated, but if there is no designation, then any such collections received within ninety (90) days after the Closing shall be applied first to the indebtedness accrued prior to the Closing, but thereafter, any such collections shall be applied first to the payment of any amounts due to Purchaser on accounts accruing subsequent to the Closing.

(b)   Purchaser shall be credited, at Closing, for any accounts payable outstanding on the Closing Date, with respect to the operation of the Hotel prior to Closing, except those accounts payable that are disputed by Seller. Seller shall identify all such disputed accounts payable as provided in Section 30(c) and shall indemnify, defend and hold Purchaser harmless against any liability arising out of any accounts payable dispute(s) so identified by Seller. The accounts payable for which Purchaser is entitled to a credit against the Purchase Price at Closing are hereinafter referred to as the "Assumed Accounts Payable." In consideration of the credit against the Purchase Price, Purchaser agrees to pay all Assumed Accounts Payable as and when due and further agrees to indemnify, defend and hold Seller harmless from and against any cost or liability resulting from nonpayment or late payment of any of such Assumed Accounts Payable.

(c)   During the night of the day before the Closing Date, and prior to the time scheduled for the commencement of the Closing on the Closing Date, Seller's representatives shall prepare and deliver to Purchaser or its representatives a schedule detailing all Assumed Accounts Payable incurred prior to the day before the Closing Date.

31.   **HOUSE BANKS; RESERVE**. The sale of the Hotel does not include cash, checks and other funds, including till money, house banks, and notes, securities and other evidence of indebtedness held at the Hotel as of the day before the Closing Date, nor does it include balances on deposit to the credit of Seller with banking institutions (collectively, the "House Banks"), or any other funds, operating accounts or reserves held by Seller or on Seller's behalf.

32.   **RESERVATION AND OTHER DEPOSITS**. On the Closing Date, the aggregate amount of any reservation deposits or other advance payments and deposits (as determined by Purchaser and Seller) received by Seller (which shall be retained by Seller) shall be credited against the Purchase Price. Purchaser shall execute a receipt for any reservation deposits or other advance payments and deposits for which Purchaser receives a credit against the Purchase Price, and shall indemnify and hold Seller harmless from and against all claims by, and liabilities to, future guests pertaining to the application or return of the reservation deposits or other advance payments and deposits for which Purchaser receives a credit against the Purchase Price, in accordance with this Section 32.

33.   **SAFES AND BAGGAGE**. On the Closing Date, Seller shall cause the delivery to

Purchaser of all of Seller's keys to the safes in the Hotel. On the Closing Date, Seller shall give written notices to those persons who have deposited items in the safes, advising them of the sale of the Hotel to Purchaser and requesting the removal or verification of their contents in the safes. All such removals or verifications on the Closing Date shall be under the supervision of Seller's and Purchaser's respective representatives. All contents that are to remain in the safes shall be recorded. Items belonging to guests who have not responded to such written notice by so removing and verifying their safe contents by the end of the Closing Date shall be recorded in the presence of the respective representatives. Any such contents so verified and recorded and thereafter remaining in the hands of Purchaser shall be the responsibility of Purchaser, and Purchaser hereby agrees to indemnify, defend and hold Seller harmless from and against any liability therefor. Seller hereby agrees to indemnify and hold Purchaser harmless from and against any liability arising from claims by guests for any loss of contents in the safe not recorded on the Closing Date. On the Closing Date, representatives of Purchaser and Seller shall take an inventory of all baggage, valises and trunks checked or left in the care of Seller. From and after the Closing Date, Purchaser shall be responsible for all baggage listed in said inventory, and Purchaser hereby agrees to indemnify, defend and hold Seller harmless from and against any liability therefor. Seller shall remain liable for any negligence or misfeasance with respect to such baggage which occurred prior to the Closing Date as well as for claimed omissions from said inventory, and Seller hereby agrees to indemnify and hold Purchaser harmless from and against any liability therefor.

34. **EMPLOYEES**. Purchaser shall assume no liability or responsibility for Seller's employees.

35. **CONFIDENTIALITY**. Purchaser and its representatives shall hold in confidence all data and information obtained with respect to Seller or its business, whether obtained before or after the execution and delivery of this Contract, and shall not disclose the same to others; provided, however, that it is understood and agreed that Purchaser may disclose such data and information to the employees, consultants, accountants and attorneys of Purchaser provided that such persons agree in writing to treat such data and information confidentially. In the event this Contract is terminated or Purchaser fails to perform hereunder, Purchaser shall promptly return to Seller any statements, documents, schedules, exhibits or other written information obtained from Seller in connection with this Contract or the transaction contemplated herein. It is understood and agreed that, with respect to any provision of this Contract which refers to the termination of this Contract and the return of the Earnest Money Deposit to Purchaser, such Earnest Money Deposit shall not be returned to Purchaser unless and until Purchaser has fulfilled its obligation to return to Seller the materials described in the preceding sentence. In the event of a breach or threatened breach by Purchaser or its agents or representatives of this Section 35, Seller shall be entitled to an injunction restraining Purchaser or its agents or representatives from disclosing, in whole or in part, such confidential information. Nothing herein shall be construed as prohibiting Seller from pursuing any other available remedy at law or in equity for such breach or threatened breach. The provisions of this Section 35 shall survive Closing.

36. **COUNTERPARTS**. This Contract may be executed in counterparts. A facsimile or electronic copy of a signed version of this Contract shall have the same effect as an original signed

copy.

37. ESCROW PROVISIONS.

(a) The parties acknowledge that Escrow Agent is acting solely as a stakeholder at their request and for their convenience, that Escrow Agent shall not be liable in its capacity as escrow agent to either of the parties for any act or omission on its part unless taken or suffered in bad faith, in willful disregard of this Contract or involving gross negligence. The Escrow Agent shall be responsible only for the safekeeping of the Deposit and shall not be responsible for the resolution of any questions of fact or law.

(b) The Escrow Agent is authorized to act upon any document believed by it to be genuine and to be signed by the person purported to have signed it and will incur no liability in so acting. The Escrow Agent shall not be bound by any waiver, modification, amendment, termination or revision of this Contract unless delivered in writing to the Escrow Agent and, if the duties of the Escrow Agent are affected, unless it shall have given its prior written consent. The Escrow Agent may cease to serve at any time without incurring any liability hereunder.

(c) In the event that the Escrow Agent designated herein is for any reason unable or unwilling to serve or to continue to serve as escrow agent, Purchaser and Seller shall appoint a new escrow agent. If for any reason Purchaser fails to designate a new escrow agent within five (5) business days after notice by the Escrow Agent of its resignation, the Escrow Agent shall be free to resign and to pick a substitute escrow agent of its choice (in its sole discretion), provided that such new escrow agent shall be a title insurance company or agency authorized to do business in Florida. The new escrow agent shall have all of the rights and perform all of the duties and obligations of the Escrow Agent as set forth in this Contract, provided that no person shall serve as escrow agent unless he has executed a consent to abide by the terms of this Contract.

(d) If Purchaser or Seller asserts any claim against the Escrow Agent concerning the Deposit, then the party asserting such claim (and its respective principals) shall indemnify and hold harmless the Escrow Agent for its costs in connection therewith if the Escrow Agent successfully defends such claim.

(e)   Escrow Agent is executing <u>Exhibit C</u> to this Contract to acknowledge receipt of the Earnest Money Deposit and Escrow Agent's responsibilities hereunder, which may be modified only by a written amendment signed by all of the parties. Any amendment to this Contract that is not signed by Escrow Agent shall be effective as to the parties thereto, but shall not be binding on Escrow Agent. Escrow Agent shall accept the Earnest Money Deposit with the understanding of the parties that Escrow Agent is not a party to this Contract except to the extent of its specific responsibilities hereunder, and does not assume or have any liability of the performance or non-performance of Purchaser or Seller hereunder to either of them.

(Signatures Appear On Following Page)

IN WITNESS WHEREOF, the parties hereto have duly executed this Contract, as of the day and year first above written.

ADDRESS:
11200 Rockville Pike, Suite 500
Rockville, MD 20852

SELLER:

CRI Hotel Income Partners, L.P.

By: CRICO Hotel Associates I, L.P.,
        its General Partner

        By: C.R.I., Inc., its general
             Partner



By: _____
Michael F. Murphy
Senior Vice President

ADDRESS:
6516 14th Street West
Bradenton, FL 34207

PURCHASER:

Girish Patel_____

Kishore Patel_____

Pravin Patel_____

Anantkumar Patel_____

IN WITNESS WHEREOF, the parties hereto have duly executed this Contract, as of the day and year first above written.

ADDRESS:
11200 Rockville Pike, Suite 500
Rockville, MD 20852

SELLER:

CRI Hotel Income Partners, L.P.

By: CRICO Hotel Associates I, L.P., its General Partner

By: C.R.I., Inc., its general Partner

By:________________
Michael F. Murphy
Senior Vice President

ADDRESS:
6516 14th Street West
Bradenton, FL 34207

PURCHASER:

Girish Patel [signature]

Kishore Patel Kishore D. Patel

Pravin Patel [signature]

Anantkumar Patel [signature]

Bipin Patel B Patel

Exhibit A

LEGAL DESCRIPTION

That portion of Lot 6 in the Northeast 1/4 of Section 10, Township 30 South, Range 16 East, Pinellas County, Florida, according to the plat of Pinellas Groves, as recorded in Plat Book 1, page 55, of the Public Records of Pinellas County, Florida, being more particularly described as follows:

Commence at the North 1/4 corner of said Section 10; thence S 89°52'39" E, along the North boundary of said Section 10, 314.35 feet; thence S 00°02'06" E, 104.23 feet, to a point that is 110.00 feet South of the survey line of Ulmerton Road - State Road No. 688, said point being on the Southerly right of way line of said Ulmerton Road - State Road No. 688 which has been established by Order of Taking recorded as Clerk Instrument No. 251226B and by Quit Claim Deed recorded in Official Records Book 4546, page 1243, as Clerk's Instrument No. 77074318, of the Public Records of Pinellas County, Florida, for a Point of Beginning; thence S 89°26'36" E, along said Southerly right of way line of Ulmerton Road - State Road No. 688, 251.35 feet; thence S 00°02'06" E, 220.00 feet; thence S 45°02'06" E, 124.25 feet, to the Northerly boundary of a right of way dedicated to Pinellas County; thence along a curve to the left that has a radius of 128.70 feet, an arc length of 73.87 feet, a chord length of 72.86 feet, a chord bearing of S 60°16'28" W; thence N 89°52'39" W, along the North boundary of Airway Industrial Park as recorded in Plat Book 92, page 83, of the Public Records of Pinellas County, Florida, 374.57 feet; thence N 00°02'06" W, 216.53 feet; thence S 89°26'36" E, 71.67 feet; thence N 00°02'06" W, 30.00 feet; thence S 89°26'36" E, 27.00 feet; thence N 00°02'06" W, 100.00 feet to the Point of Beginning.

Exhibit B

Any lien provided by Chapter 159, Florida Statutes, in favor of any city, town, village or port authority for unpaid charges for service by any water, sewer or gas system supplying the insured land.

Indentures in favor of the City of Largo, Florida recorded in Official Records Book 6404, page 1851 and Official Records Book 6483, page 1292.

Avigation Easements in favor of Pinellas County, Florida recorded in Official Records Book 6408, page 2308 and Official Records Book 6580, page 1177.

Distribution Easement in favor Florida Power Corporation, a Florida corporation recorded in Official Records Book 6527, page 547.

Mutual Easement Agreement recorded in Official Records Book 6535, page 303, as corrected by Amended and Restated Mutual Easement Agreement recorded in Official Records Book 6738, page 1676.

Non-Exclusive Ingress and Egress Easement in favor of William H. Bullard and Keith R.E. Johnson recorded in Official Records Book 6738, page 1689.

Unrecorded lease in favor of Safemark Corporation, as evidenced by UCC-1 Financing Statement recorded in Official Records Book 7722, page 1532, as assigned to Safemark Systems, LP, as evidenced by UCC-3 Financing Statement recorded in Official Records Book 9568, page 9.

Unrecorded lease in favor of Mitel Finance Corporation as evidenced by UCC-1 Financing Statement recorded in Official Records Book 6524, page 942.

Any rights, easements, interests or claims which may exist by reason of, or reflected by, the following facts shown on the survey prepared by Florida Design Consultants, Inc. dated October 27, 1997 and last revised April 17, 2008, Job Number 2008-0015:

   a) Encroachment of planter onto adjoining property in the Northwesterly portion of the insured property.



EXHIBIT C

Acknowledgement by Escrow Agent

The Escrow Agent hereby executes this Contract for the sole purpose of acknowledging receipt of the Earnest Money Deposit and its responsibilities hereunder and to evidence its consent to serve as Escrow Agent in accordance with the terms of this Contract.

By: James M. Wallace
Name: James M. Wallace
Title: Escrow Agent/Attorney
Date: 09/30/11